SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2008

List of Exhibits:

1.	News Release entitled, “CNH (Case New Holland) Announces Participation in U.S. Department of Commerce’s Trade Mission to Erbil, Iraq”

2.	News Release entitled, “Lawn & Garden Dealers Association Introduces CNH Capital Commercial Revolving Account”

3.	News Release entitled, “New Holland Wins Three AE50 Awards for Engineering Innovations”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 2, 2008

For Immediate Release

Contact:	Joseph E. Samora, Jr.
(202) 737-7575

CNH (Case New Holland) Announces Participation in U.S. Department of Commerce’s Trade Mission to Erbil, Iraq

BURR RIDGE, IL (July 1, 2008) – CNH (Case New Holland) today announced its participation as one of nine U.S. companies in the U.S. Department of Commerce’s (DoC) Trade Mission to Erbil, Iraq.

Led by DoC Deputy Secretary John J. Sullivan, the Trade Mission served as a platform for non-petroleum U.S. companies to interact with leading Iraqi businesses to increase exports to and investments in Iraq. The participants in the Trade Mission had opportunities to give feedback directly to the Kurdistan Regional Government (KRG) on the general direction and scope of the KRG’s commercial and industrial reforms.

“This Trade Mission to Erbil was an invaluable opportunity for Case New Holland to continue forging lasting relationships with Iraqi companies to promote ongoing bilateral cooperation, investment, and opportunity in Iraq,” said CNH Senior Vice President, Joseph Samora, upon his return from the Trade Mission. “CNH’s successful participation in this Trade Mission will grow Case New Holland’s position as the market leader in the agricultural and construction equipment industry in Iraq for over 30 years.”

In meetings with the KRG Minister of Agriculture, Abdul-Aziz Tayeb Ahmad, officials from the Trade Bank of Iraq, the Iraqi Businessmen’s Union, and Iraqi owned companies, CNH promoted collaboration and support between the U.S. business community and Iraqi commercial development.

CNH’s involvement in this Trade Mission further strengthens its relationship with Iraq and encourages economic development in the country. As recently as January 2008, CNH completed the sale to the U.S. Department of Defense (DoD) of 200 New Holland Tractor Kits, which included specialized training on the equipment for its Iraqi operators. The sale facilitated the restart of assembly operations at the State Company for Mechanical Industries (SCMI) in Iskandiriyah, Iraq.

CNH has been an active participant in the U.S.-Iraq Business Dialogue (USIBD) since January 11, 2007 when DoC Secretary Carlos Gutierrez appointed Samora as one of ten U.S. members on the dialogue. Last week’s trip to Erbil complemented the USIBD’s February 9, 2008 trip to Bagdad, Iraq led by U.S. DoC Secretary Gutierrez and in which Samora participated. During that trip, in meetings with Iraqi Prime Minister Nouri al-Maliki and General David H. Petraeus, Commanding General Multi-National Force – Iraq, Samora discussed Case New Holland’s 30 years’ commitment to the agricultural and construction equipment industries in Iraq and its continuing interest in the development of the country.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For Immediate Release

For more information, contact:

Ben Sterling, CNH Capital

Ben.sterling@cnh.com

(262) 636-6949

Lawn & Garden Dealers Association Introduces

CNH Capital Commercial Revolving Account

RACINE, Wis. (July 1, 2008) – The Lawn & Garden Dealers Association (LGDA), a 2,500-member association based in Tulsa, Okla., has entered into an agreement with CNH Capital America LLC (CNH Capital) to offer the CNH Capital Commercial Revolving Account – a dedicated line of credit that LGDA members’ qualified commercial customers can use for lawn and garden equipment, landscape supplies, parts, service and rental purchases.

LGDA chose CNH Capital because it is a well-established financing organization, working with nearly 2,500 agricultural and construction equipment dealerships nationwide. CNH Capital is the Racine, Wis.-based financial services business of agricultural and construction equipment maker CNH Global N.V.

“On a daily basis, we are always searching for programs that will benefit our members,” says Kirk Nellis, Executive Director of the LGDA. “We examined every aspect of the CNH Capital Commercial Revolving Account program and believe it is the best program of its type for our members because it allows them to compete on a national scale.”

The CNH Capital Commercial Revolving Account has been designed from the ground up to enhance the buying power of LGDA members and their commercial customers, by offering a dedicated line of credit with attractive terms, seasonal promotions and flexible repayment options.

In addition to offering the CNH Capital Commercial Revolving Account to their commercial customers, LGDA can now take advantage of a program that will help them close more sales, through targeted marketing support and special offers.

“Another key advantage is that LGDA members no longer need to carry any accounts receivables – now, they can utilize the flexible terms available on the program and get paid within two days of making a sale,” says Don Pralle, Senior Director, CNH Capital Partner Programs. “This program is consistent with our overall approach to business: that is, working on behalf of our clients and their customers to support their mutual growth.”

About the Lawn & Garden Dealers Association

Established in 1986, the Lawn & Garden Dealers Association, or LGDA, has been helping small businesses in the outdoor industries save thousands of dollars annually by combining the buying power of its 2,500 members. With several hundred million dollars of buying power, the association offers money-saving programs in almost all aspects of business, from office supplies to mobile phone discounts to healthcare discounts. More information about the LGDA can be found at www.LGDA.com.

About CNH Capital

CNH Capital, the financial services business of CNH Global N.V. (NYSE: CNH) and a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), provides a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on nearly 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $18 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at www.cnhcapital.com.

CNH Capital

233 Lake Avenue

Racine, WI 53403

FOR IMMEDIATE RELEASE

For more information, contact:

Gene H. Hemphill, Industry Affairs Manager

Phone: (717) 475-2152

gene.hemphill@newholland.com

www.newholland.com/na

New Holland Wins Three AE50 Awards

for Engineering Innovations

NEW HOLLAND, PA (July 1, 2008) – New Holland Agricultural Equipment has been honored with three prestigious AE50 Awards by the American Society of Agricultural and Biological Engineers (ASABE) for the most innovative product ideas to enter the market in 2007.

The AE50 Awards are based on new technology or the advancement of existing technology intended principally for producing, processing, storing, packaging or transporting agricultural, food and other biological products. To be nominated, a product must have the potential for broad impact on its area or industries. Only 50 products are chosen for the award each year.

The following New Holland products were presented with AE50 awards:

•

FR9000 Series self-propelled forage harvesters feature the widest crop flow channel in the industry, including the widest feedrolls and the largest cutterhead on the market, for superior streamlined crop flow and maximum capacity. The patented Variflow™ variable blower provides smooth, fast crop flow and big horsepower savings. Innovations include the PowerCruise™ engine load management system and a cab with unmatched 324° all-around visibility.

•

BR7090 round balers enable formation of uniform, dense, perfectly shaped 5’ x 6’ round bales in any crop. New bale-forming rolls with integral formed ribs provide aggressive crop movement to start cores in crops and conditions that were previously too difficult to bale, like dry, slick Bermuda grass or short straw. This new design reduces the time between initial crop entering the bale chamber and the start of the core rotation by 25 percent.

•

The T9050 4WD tractor features a 485-hp turbo compounding engine that boosts power and fuel economy while reducing noise. Exhaust gases are “recycled” through a second power turbine to generate extra driving torque without increasing fuel consumption. The result is increased performance and horsepower, with better fuel economy.

New Holland, a division of CNH Global N.V. (NYSE: CNH), a majority owned subsidiary of Fiat S.p.A. (FIA:MI), is a world leader in agricultural, utility and construction equipment. New Holland sells and services an innovative and diverse line of equipment, including a full line of tractors as well as hay and forage equipment, harvesting, crop production and material handling equipment.

Sales, parts and service are provided to customers by New Holland dealers throughout the United States and Canada. There are more than 1,100 New Holland dealerships located throughout North America.

For more information on New Holland equipment, contact your local New Holland dealer or visit the New Holland Web site at www.newholland.com/na.